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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              RED ROOF INNS, INC.
                           (NAME OF SUBJECT COMPANY)

                                   ACCOR S.A.
                             RRI ACQUISITION CORP.
                                   (BIDDERS)
                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                   757005103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                 PIERRE TODOROV
                                   ACCOR S.A.
                            TOUR MAINE MONTPARNASSE
                              33, AVENUE DU MAINE
                              PARIS 75015, FRANCE
                               (33-1) 45.38.86.00
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                  AND COMMUNICATIONS ON BEHALF OF THE BIDDER)
                            ------------------------
                                    COPY TO:
                            JEFFREY A. HORWITZ, ESQ.
                               PROSKAUER ROSE LLP
                                 1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3000

                           CALCULATION OF FILING FEE

----------------------------------------------------------------------------------------------
            TRANSACTION VALUATION                            AMOUNT OF FILING FEE
----------------------------------------------  ----------------------------------------------
               $613,251,148(1)                                     $122,643
----------------------------------------------------------------------------------------------

(1) Calculated by multiplying $22.75, the per share cash tender offer price, by 26,954,512, the number of shares of Common Stock being sought in the tender offer.
 [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:                        Filing Party:
Form or Registration No.:                      Date Filed:

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

                                 SCHEDULE 14D-1

-------------------------                                                ----------------------
  CUSIP No. 757005103                                                    Page 2 of 6 Pages
-------------------------                                                ----------------------

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
     1      S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
            RRI Acquisition Corp.
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
     2      (b)  [ ]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
     4
            AF
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(e) or 2(f)                                                      [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            Delaware
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER
               NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
               REPORTING
                 PERSON
                  WITH

                                              7
                                                     18,400,000 shares of Common Stock (right to acquire)+
                                         -----------------------------------------------------------------
                                                     SHARED VOTING POWER
                                              8
                                                     0
                                         -----------------------------------------------------------------
                                                     SOLE DISPOSITIVE POWER
                                              9
                                                     18,400,000 shares of Common Stock (right to acquire)+
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                     0
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON
            18,400,000 shares of Common Stock
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            68.3%
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14
            CO
----------------------------------------------------------------------------------------------------------

+ On July 10, 1999, Accor S.A., a French corporation ("Parent"), and RRI Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect, wholly owned subsidiary of Parent, entered into a Tender and Voting Agreement (the "Tender and Voting Agreement") with several stockholders (collectively, the "MS Entities") of Red Roof Inns, Inc. (the "Company"), pursuant to which the MS Entities agreed to tender an aggregate of 18,400,000 shares of common stock, $.01 par value per share (the "Shares") (representing approximately 68.3% of the Company's total issued and outstanding Shares (other than treasury shares) as of July 10, 1999) pursuant to Purchaser's offer to purchase all the outstanding Shares. The MS Entities have present voting power with respect to such Shares and have granted to Parent a proxy to vote those Shares. Under the Tender and Voting Agreement, the MS Entities also granted Parent and Purchaser an option to acquire those Shares in certain circumstances. The Tender and Voting Agreement is more fully described in Section 10 of the Offer to Purchase, dated July 16, 1999.

                                 SCHEDULE 14D-1

-------------------------                                                ----------------------
  CUSIP No. 757005103                                                    Page 3 of 6 Pages
-------------------------                                                ----------------------

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
     1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Accor S.A.
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (a)  [X]

     2                                                                                   (b)  [ ]

----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
     4
            BK
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(e) or 2(f)                                                      [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            France
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER
               NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
               REPORTING
                 PERSON
                  WITH

                                              7
                                                     18,400,000 shares of Common Stock (right to acquire)+
                                         -----------------------------------------------------------------
                                                     SHARED VOTING POWER
                                              8
                                                     -0-
                                         -----------------------------------------------------------------
                                                     SOLE DISPOSITIVE POWER
                                              9
                                                     18,400,000 shares of Common Stock (right to acquire)+
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                     -0-
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON
            18,400,000 shares of Common Stock
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    13
            68.3%
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14
            CO
----------------------------------------------------------------------------------------------------------

     This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by RRI Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and an indirect, wholly owned subsidiary of Accor S.A., a corporation organized and existing under the laws of France ("Parent"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Red Roof Inns, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), at a price of $22.75 per Share, net to the seller in cash (subject to applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated July 16, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed herewith as Exhibits (a)(1) and (a)(2), respectively.

     This Statement also constitutes a Statement on Schedule 13D with respect to the acquisition by Purchaser of beneficial ownership of the MS Entities' Shares. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Red Roof Inns, Inc. and its principal executive offices are located at 4355 Davidson Road, Hilliard, Ohio 43026-2491.

     (b) The class of equity securities and the exact amount of such securities being sought in the Offer are 26,954,512 shares of common stock, par value $.01 per share, of the Company at $22.75 per share. As of July 10, 1999, there were 26,954,512 Shares issued and outstanding as represented by the Company to Parent. The information set forth in the Introduction and Section 1 -- "Terms of the Offer; Expiration Date" of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in Section 6 -- "Price Range of Shares; Dividends" of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is being filed by Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser and Parent and the information concerning the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent are set forth in the Introduction, Section 8 -- "Certain Information Concerning Purchaser and Parent" and Schedule I of the Offer to Purchase and is incorporated herein by reference.

     (e) and (f) During the last five years, none of Purchaser or Parent and, to the best knowledge of Purchaser and Parent, none of the persons listed in
Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in Section 8 -- "Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Introduction, Section 8 -- "Certain Information Concerning Purchaser and Parent" and Section 10 -- "Background of the Offer; Contacts with the Company; the Merger Agreement; the Tender and Voting Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in Section 9 -- "Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section
10 -- "Background of the Offer; Contacts with the Company; the Merger Agreement; the Tender and Voting Agreement" and Section 11 -- "Purpose of the Offer; Plans for the Company After the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 13 -- "Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth on the cover page hereto and in the Introduction, Section 8 -- "Certain Information Concerning Purchaser and Parent" and Section 10 -- "Background of the Offer; Contacts with the Company; the Merger Agreement; the Tender and Voting Agreement" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Introduction, Section 8 -- "Certain Information Concerning Purchaser and Parent" and Section 10 -- "Background of the Offer; Contacts with the Company; the Merger Agreement; the Tender and Voting Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT
       COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 -- "Certain Information Concerning Purchaser and Parent" and Section 10 -- "Background of the Offer; Contacts with the Company; the Merger Agreement; the Tender and Voting Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 15 -- "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not Applicable.

ITEM 10. ADDITIONAL INFORMATION.

(A) NOT APPLICABLE

     (b)-(d) The information set forth in Section 14 -- "Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.
     (e) Not applicable
     (f) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.
     (a)(1) Offer to Purchase dated July 16, 1999
     (a)(2) Letter of Transmittal
     (a)(3) Notice of Guaranteed Delivery
     (a)(4) Letter to brokers, dealers, commercial banks, trust companies and nominees
     (a)(5) Letter to clients for use by brokers, dealers, commercial banks, trust companies and nominees

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
     (a)(7) Summary Advertisement as published in THE WALL STREET JOURNAL on July 16, 1999
     (a)(8) Press release issued on July 12, 1999
     (b)    Not applicable
     (c)(1) Agreement and Plan of Merger, dated as of July 10, 1999, among Parent, Purchaser and the Company
     (c)(2) Tender and Voting Agreement, dated as of July 10, 1999, among Parent, Purchaser and certain principal stockholders of the Company named therein
     (c)(3) Confidentiality Agreement, dated as of June 14, 1999, between Parent and the Company
     (d)    Not applicable
     (e)    Not applicable
     (f)     Not applicable

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ACCOR S.A.

                                          By: /s/ BENJAMIN COHEN

                                            ------------------------------------
                                            Name: Benjamin Cohen
                                            Title: Member of the Management
                                              Board and
                                            Chief Financial Officer

                                          RRI ACQUISITION CORP.

                                          By: /s/ ARMAND E. SEBBAN

                                            ------------------------------------
                                            Name: Armand E. Sebban
                                            Title: Executive Vice President for
                                              Finance and
                                            Chief Financial Officer

July 16, 1999

                                 EXHIBIT INDEX

EXHIBIT
  NO.
-------
(a)(1)    Offer to Purchase dated July 16, 1999
(a)(2)    Letter of Transmittal
(a)(3)    Notice of Guaranteed Delivery
(a)(4)    Letter to brokers, dealers, commercial banks, trust
          companies and nominees
(a)(5)    Letter to clients for use by brokers, dealers, commercial
          banks, trust companies and nominees
(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9
(a)(7)    Summary Advertisement as published in THE WALL STREET
          JOURNAL on July 16, 1999
(a)(8)    Press release issued on July 12, 1999
   (b)    Not applicable
(c)(1)    Agreement and Plan of Merger, dated as of July 10, 1999,
          among Parent, Purchaser and the Company
(c)(2)    Tender and Voting Agreement, dated as of July 10, 1999,
          among Parent, Purchaser and certain principal stockholders of the Company named therein
(c)(3)    Confidentiality Agreement, dated as of June 14, 1999,
          between Parent and the Company
   (d)    Not applicable
   (e)    Not applicable
   (f)    Not applicable